
October 26, 2012

<u>Via E-mail</u>
Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

> **Re:** **Unique Underwriters, Inc.**
> **Amendment No. 13 to Registration Statement on Form S-1**
> **Filed October 12, 2012**
> **File No. 333-172850**

Dear Mr. Wolfe:

We have reviewed your amended registration statement and your correspondence filed on October 12, 2012 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page 37

1. Regarding the first sentence of your revenue recognition policy, please remove the reference to "less estimated future doubtful accounts" which relates to receivables and revise with appropriate language related to revenue, as applicable, and. clarify what the reduction to revenue items relate to.

2. Based on your response, it appears that you refunded over 60% and 46% of the Area Lead Request Deposits received in 2010 and 2011, respectively. Due to the significance of the refunds, please disclose the following:

- The business reasons for the refunds on leads that are rented from your agents for 30 days;

- Your refund policy for the Area Lead Request Deposits, your accounting policy for the refunds and the amount of refunds for each period presented;

- Revise your revenue recognition policy as it appears that you are now deferring revenue related to these deposits. If this is not the case, tell us what the customer deposits and deferred revenue accounts represent on your balance sheet;

- Tell us how you meet the revenue recognition criteria of ASC 605 and why recognizing revenue at the time of payment receipt is appropriate; and

- Disclose if you provide a provision for your estimate of refunds and, if so, how this estimate is determined and accounted for.

Note 10 Restatement of Financial Statements, page 42

3. Please address the following:

- You indicate that you received $38,000 in deposits and refunded $1,000 in the period ended June 30, 2010. Clarify how and why you disaggregated the remaining $37,000 in cash received related to the area lead deposits into $15,149 in deferred revenue and $21,851 in customer deposits at June 30, 2010;

- Revise the period you refunded $500 to the applicable quarter in 2012 rather than the fiscal year ended June 30, 2013;

- You indicate that $15,149 of the $38,000 deposits received in FY2010 was recognized as revenue in FY2011. However, the increase in revenue was only $8,003 as of June 30, 2011. Revise accordingly or explain the difference; and

- Explain the reason for the restatement of consulting expenses as of June 30, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 43

4. Please quantify the amount of membership revenues recognized for the periods presented and indicate where this revenue is classified. Please also revise to disclose the reasons for the increase in revenues as "because our business increased as a result of getting our advertising and marketing program increased" is vague. In this regard, separately explain the reasons for the increase in each one of your separate revenue generating activities (i.e. insurance sales commissions, lead sales commissions, and membership fees).

Executive Compensation

Summary Compensation Table, page 47

5. On page 40, you disclose that during the fiscal year ended June 30, 2012, you paid $70,532 in corporate housing for one of your majority shareholders. Based on your beneficial ownership table on page 48, it appears that this payment was made for the benefit of either Samuel Wolfe or Ralph Simpson. Please revise your table to include this compensation under "All Other Compensation" for the respective officer. Please provide a footnote that discloses that the compensation was for corporate housing for the respective officer. See Item 402(n)(ix) of Regulation S-K.

6. On page 40, you disclose that your chief executive officer is entitled to compensation in the amount of 5% of submitted production from the Mortgage and Final Expense divisions. Please expand your Summary Compensation Table to include the amount of compensation paid to your chief executive officer under this provision.

Employment Agreements, page 47

7. You disclose here that you do not have any employment agreements. On page 40, however, you disclose that during the year ended June 30, 2012, you signed an employment agreement with your Chief Executive Officer. Please revise your disclosure in this section to disclose the material terms of this agreement and file a copy of this agreement as a material agreement. See Items 402(o) and 601(b)(10) of Regulation S-K.

8. Please confirm that you do not have an employment agreement with your chief financial officer and chief operating officer, Ralph Simpson. Alternatively, please revise your disclosure in this section to disclose the material terms of his employment agreement and file a copy of this agreement as a material agreement. See Items 402(o) and 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Samuel Wolfe
Unique Underwriters, Inc.
October 26, 2012
Page 5

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Bainbridge DeWeese
        DeWeese & Associates
        5844 Bedrock Drive
        Plano, Texas 75093

        Donald Mitchell Brown, Esq.
        McMullen Associates LLC
        10701 McMullen Creek Pkwy
        Charlotte, NC 28226